      THIS DOCUMENT IS A COPY OF THE SCHEDULE 13D FILED ON OCTOBER 7, 2002
              PURSUANT TO A RULE 201 TEMPORARY HARDSHIP EXEMPTION

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ----------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*

                            CRITICAL HOME CARE, INC.
                                (Name of Issuer)

                          Common Stock, $0.25 par value
                         (Title of Class of Securities)

                                   22674W108
                                 (CUSIP Number)

                             Elliot H. Lutzker, Esq.
                             Snow Becker Krauss P.C.
                 605 Third Avenue, New York, New York 10158-0125
                                 (212) 687-3860
                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)

                               September 26, 2002
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 5 Pages

CUSIP No. 22674W108

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1) Name of Reporting Person - I.R.S. Identification Nos. of above person. (Entities only) Harbor View Fund, Inc. (I.R.S. Identification No. 11-3370427)

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2)       Check the Appropriate Box if a Member of a Group (See Instructions)
                  (a) [  ]
                  (b) [X ]
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3)       SEC Use Only

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4)       Source of Funds (See Instructions)
         WC

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5) Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e). [ ]

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6)       Citizenship or Place of Organization
         New York

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                 7)      Sole Voting Power
                         2,109,488

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NUMBER           8)      Shared Voting Power
OF SHARES                0
BENEFICIALLY
OWNED BY        ----------------------------------------------------------------
EACH             9)      Sole Dispositive Power
REPORTING                2,109,488
PERSON WITH
                ----------------------------------------------------------------
                10)      Shared Dispositive Power
                         0

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11)      Aggregate Amount Beneficially Owned by Each Reporting Person
         2,109,448

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12)      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares (See Instructions) [  ]

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13)      Percent of Class Represented by Amount in Row (11)
         8.89%

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14)      Type of Reporting Person (See Instructions)
         CO

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                                Page 2 of 5 Pages

Item 1.  Security and Issuer.

         This statement (this "Statement") relates to the common stock, par value $0.25 per share ("Common Stock") of Critical Home Care, Inc. (formerly known as New York Medical, Inc. and Mojave Southern, Inc.), a Nevada corporation ( the "Issuer' or "Critical"). The principal executive offices of Critical are located at 762 Summa Avenue, Westbury, New York 11590.


Item 2.  Identity and Background.

         (a) This Statement is being filed by Harbor View Fund, Inc. ("Harbor View").

         (b) The address of its principal office is c/o Snow Becker Krauss, P.C., 605 Third Avenue, New York, NY 10158.

         (c) The principal business of Harbor View is a private Company for investments.

         (d)-(e) No executive officer or director of Harbor View nor any controlling shareholder of Harbor View, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

         (f)      The state of organization of Harbor View is New York.


Item 3.  Source and Amount of Funds or Other Consideration.

         The source of funds paid for 2,109,488 shares of Common Stock of Critical owned by Harbor View was working capital of Harbor View.


Item 4.  Purpose of Transaction.

         The 2,109,488 shares of Common Stock of Critical were purchased by Harbor View for investment purposes.

         Except as otherwise described herein, neither Harbor View, nor any of its executive officers, directors or controlling shareholders, have any plans or proposals as of the date hereof which relate to or would result in (a) the acquisition by any person of additional securities of the Issuer or the disposition of any such securities, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Critical or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of Critical or any of its subsidiaries, (d) any change in the present board of directors or management of Critical, (e) any material change in the present capitalization or dividend policy of Critical, (f) any other material change in Critical's business or corporate structure, (g) any change in Critical's charter or By-laws or other actions which may impede the acquisition of control of Critical by any person, (h) causing a class of securities of Critical to be delisted from any national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, (i) causing a class of equity securities of Critical to be eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, or (j) any action similar to those enumerated in (a) through (i) above.


                                Page 3 of 5 Pages

Item 5.  Interest in Securities of the Issuer.

         (a) At the date of this Statement, Harbor View beneficially owns 2,109,488 shares of Common Stock of Critical. This represents approximately 8.89% of the 23,725,000 total number of the issued and outstanding shares of Common Stock of Critical as of September 26, 2002.

         (b) Harbor View has sole dispositive and voting power with respect to 2,109,488 shares of Common Stock of Critical.

         (c) No transactions in the shares were effected by Harbor View during the past 60 days except that on September 26, 2002, the Issuer (formerly known as New York Medical, Inc. and Mojave Southern. Inc.) and Critical Home Care Inc. ("CHCI") entered into an Agreement and Plan of Reorganization, whereby New York Medical acquired all of the outstanding common stock shares of CHCI. Each issued and outstanding share of CHCI was exchanged for one common stock share of New York Medical. Prior to the acquisition, Harbor View owned 2,109,488 shares of common stock of CHCI. As part of the acquisition, it exchanged those shares for 2,109,488 shares of New York Medical common stock. After the acquisition, the name of New York Medical Inc. was changed to Critical Home Care, Inc.

         (d)      Not Applicable.

         (e)      Not Applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Except as otherwise described herein, there exists no contract, arrangement, understanding or relationship (legal or otherwise) between Harbor View (or any of its executive officers, directors or controlling shareholders) and any other person or entity with respect to any securities of Critical, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


                                Page 4 of 5 Pages

Item 7.  Material to be Filed as Exhibits.

         None.







                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Dated: October 3, 2002



                                              /s/ Cori Schwartz
                                              ----------------------------------
                                                By: Cori Schwartz, President
                                                    Harbor View Fund, Inc.



                                Page 5 of 5 Pages